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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


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                                SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
                         (PURSUANT TO SECTION 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

                               ----------------
                          RENAISSANCERE HOLDINGS LTD.
                               (NAME OF ISSUER)

                          RENAISSANCERE HOLDINGS LTD.
                     (NAME OF PERSON(S) FILING STATEMENT)

             COMMON SHARES                           G7496G 10 3
       PAR VALUE $1.00 PER SHARE        (CUSIP NUMBER OF CLASS OF SECURITIES)
    (TITLE OF CLASS OF SECURITIES)

                               JAMES N. STANARD
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          RENAISSANCERE HOLDINGS LTD.
                               RENAISSANCE HOUSE
                              8-12 EAST BROADWAY
                            PEMBROKE HM 19 BERMUDA
                                (441) 295-4513
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                 ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPY TO:

                              JOHN S. D'ALIMONTE
                           WILLKIE FARR & GALLAGHER
                              ONE CITICORP CENTER
                             153 EAST 53RD STREET
                           NEW YORK, NEW YORK 10022
                                (212) 821-8000

                               DECEMBER 23, 1996
                   (DATE TENDER OFFER FIRST PUBLISHED, SENT
                         OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE

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        TRANSACTION VALUATION*                  AMOUNT OF FILING FEE
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           $28,055,055.00                             $5,612.00
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 *Assumes the purchase for cancellation of 813,190 Common Shares at a price of
$34.50 per share.

[_]Check here if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

            AMOUNT PREVIOUSLY PAID:   Not Applicable
            FORM OR REGISTRATION NO.:  Not Applicable
            FILING PARTY: Not Applicable
            DATE FILED: Not Applicable

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ITEM 1. SECURITY AND ISSUER.

  (a) The Issuer of the securities to which this statement relates is RenaissanceRe Holdings Ltd., a company organized under the laws of Bermuda (the "Company"), and the address of its principal executive office is Renaissance House, 8-12 East Broadway, Pembroke HM 19 Bermuda.

  (b) This Schedule relates to an offer (the "Offer") by the Company to purchase for cancellation up to 813,190 Common Shares, par value $1.00 per share (such shares, together with all Common Shares of the Company, the "Shares"), at a price of $34.50 per Share, net to the seller in cash, without interest thereon for up to an aggregate price of approximately $28.06 million (assuming the Offer is fully subscribed). As of December 23, 1996, the Company had 23,530,616 Shares outstanding and had 1,291,261 Shares reserved for issuance upon exercise of outstanding stock options. Additionally, the information contained in the Offer to Purchase under the section captioned "Certain Information Concerning the Company--Recent Developments" and in
Schedule I to the Offer to Purchase is incorporated herein by reference.

  (c) The information contained in the Offer to Purchase referred to in Item 9(a)(1) hereof (the "Offer to Purchase") under the section entitled "Price Range of Shares; Dividends" is incorporated herein by reference.

  (d) This statement is being filed by the Company.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) The information contained in the Offer to Purchase under the section entitled "Source and Amount of Funds" is incorporated herein by reference.

  (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a) The information contained in the Offer to Purchase under the section entitled "Purpose of the Offer; The Capital Plan" is incorporated herein by reference.

  (b)-(j) Not applicable.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

  The information contained in Schedule II to the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

  The information contained in the Offer to Purchase under the sections entitled "Fees and Expenses" and "Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information contained in the Offer to Purchase under the section entitled "Fees and Expenses" is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

  (a)-(b) The selected financial information contained in the Offer to Purchase under the section entitled "Certain Information Concerning the Company" is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

  (a)-(d) The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1) Offer to Purchase, dated December 23, 1996.

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  (a)(2) Form of Letter of Transmittal, dated December 23, 1996.

  (a)(3) Form of Notice of Guaranteed Delivery.

  (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 23, 1996.

  (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 23, 1996.

  (a)(6) Form of Letter to Holders of Shares, dated December 23, 1996.

  (a)(7) Press Release, dated December 16, 1996, incorporated by reference to the Company's Current Report on Form 8-K, filed on December 16, 1996, (Securities and Exchange Commission File No. 34-0-26512).

  (a)(8) Press Release, dated December 23, 1996.

  (a)(9) Form of Summary Advertisement, dated December 23, 1996.

  (a)(10) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (b) Not applicable.

  (c) Not applicable.

  (d) Not applicable.

  (e) Not applicable.

  (f) Not applicable.

  (g)(1) Annual Report on Form 10-K of the Company for the year ended December 31, 1995, incorporated by reference to Securities and Exchange Commission File No. 34-0-26512.

  (g)(2) Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 1996, incorporated by reference to Securities and Exchange Commission File No. 34-0-26512.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    /s/ Keith S. Hynes
                                          By: _________________________________
                                            NAME: KEITH S. HYNES
                                            TITLE: SENIOR VICE PRESIDENT AND
                                                   CHIEF FINANCIAL OFFICER

Dated: December 23, 1996

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                                 EXHIBIT INDEX

 EXHIBIT
   NO.   DESCRIPTION
 ------- -----------
 (a)(1)  Offer to Purchase, dated December 23, 1996.
 (a)(2)  Form of Letter of Transmittal, dated December 23, 1996.
 (a)(3)  Form of Notice of Guaranteed Delivery.
 (a)(4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
         and Other Nominees, dated December 23, 1996.
 (a)(5)  Form of Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.
 (a)(6)  Form of Letter to Holders of Shares, dated December 23, 1996.
 (a)(7)  Press Release, dated December 16, 1996 incorporated by reference to the Company's Current Report on Form 8-K, filed on December 16, 1996
         (Securities and Exchange Commission File No. 34-0-26512).
 (a)(8)  Press Release, dated December 23, 1996.
 (a)(9)  Form of Summary Advertisement, dated December 23, 1996.
 (a)(10) Guidelines of the Internal Revenue Service for Certification of
         Taxpayer Identification Number on Substitute Form W-9.
 (b)     Not applicable.
 (c)     Not applicable.
 (d)     Not applicable.
 (e)     Not applicable.
 (f)     Not applicable.
 (g)(1)  Annual Report on Form 10-K of the Company for the year ended December
         31, 1995, incorporated by reference to Securities and Exchange
         Commission File No. 34-0-26512.
 (g)(2)  Quarterly Report on Form 10-Q of the Company for the quarter ended
         September 30, 1996, incorporated by reference to Securities and
         Exchange Commission File No. 34-0-26512.